EXHIBIT 99.1

HEXO Enters Into Definitive Agreement With Tilray Brands to Create a Strategic Alliance Between Two Canadian Cannabis Leaders

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 11, 2021 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

New debt financing arrangement will accelerate HEXO’s transformation into a cash flow positive business within the next four quarters

HEXO and Tilray Brands to target combined cost-savings of up to U.S.$80M within 24 months to be realized from shared support services, commercial alliances and production efficiencies

HEXO also enters into a definitive equity purchase agreement with an affiliate of KAOS Capital to establish C$180M backstop to reinvigorate its path forward growth strategy

GATINEAU, Quebec, April 12, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today announced that the Company has taken a significant step forward in executing on its strategic plan - The Path Forward - by entering into definitive agreements with Tilray Brands, Inc. (“Tilray Brands”) (Nasdaq | TSX: TLRY), as well as entering into a definitive equity purchase agreement (the “Standby Agreement”) with an affiliate of KAOS Capital Inc. (the “Standby Party”), further to the Company’s press release of March 3, 2022. Closing of the transaction with Tilray Brands and the Standby Agreement is expected to occur by the end of May 2022, subject to the satisfaction or waiver of closing conditions.

The definitive agreements with Tilray Brands solidify the strategic partnership between HEXO and Tilray Brands and, on closing, will provide HEXO with a recapitalized balance sheet and the enhanced financial flexibility critical to accelerating its transformation into a cash flow positive business within the next four quarters. The terms of the transaction are set out in a transaction agreement (the “Transaction Agreement”) entered into among HEXO, Tilray Brands and HT Investments MA LLC (“HTI”) providing for the amendment to the terms of the outstanding senior secured convertible note (the “Note”) originally issued by HEXO to HTI and the execution of an amended and restated Note (the “Amended Note”) with HTI that will be immediately thereafter assigned to Tilray Brands pursuant to the terms of an assignment and assumption agreement (together with the Transaction Agreement and the Amended Note, the “Transaction”).

HEXO and Tilray Brands have also committed to work together to evaluate cost saving synergies as well as other production efficiencies and to set out the terms of such arrangements in certain commercial agreements (the “Commercial Agreements”) to be entered into upon the closing of the Transaction. The Commercial Agreements are expected to create significant efficiencies, with a target combined cost savings of up to U.S.$80 million within two years to be shared equally between the two companies.

“Since I arrived, HEXO’s balance sheet has been the biggest impediment to unlocking shareholder value in this tremendous business. This strategic partnership with Tilray both significantly improves our capital structure in the near- and longer-term, but also allows the Company to re-focus on its Path Forward strategic growth plan,” said Scott Cooper, President & CEO of HEXO. “The alliance will lower costs, take advantage of cost synergies and build shareholder value.”

“We believe that finalizing this agreement not only will significantly improve HEXO’s capital structure but also creates substantial cost and market advantages. It’s an ideal outcome and one we’re exceptionally pleased with,” said Mark Attanasio, Executive Chairman of the Board of Directors of HEXO. “This arrangement with Tilray will place HEXO on a solid path for the future.”

The Standby Agreement with KAOS Capital permits HEXO to demand that the Standby Party subscribe for an aggregate of C$5 million of common shares in the capital of HEXO (the “Common Shares”) per month over a period of 36 months for aggregate proceeds of up to C$180 million over the term of the Standby Agreement (the “Standby Commitment”).

“This strategic investment in HEXO is a strong vote of confidence in the Company’s newly focused growth strategy,” noted Adam Arviv, CEO of KAOS Capital. “The backstop, in tandem with HEXO’s new debt refinancing, will give HEXO room to grow and realize its immense potential.”

Strategic Rationales for HEXO and Tilray Brands Strategic Alliance
The strategic alliance with Tilray Brands should provide several financial and strategic benefits to HEXO, including the following:

  Deleveraging:   At closing, Tilray Brands will be purchasing the Amended Note at a lower price than the approximately 120 cents at which HTI has been redeeming the Note over the past six months. The Transaction is combined with the Standby Commitment, which provides HEXO with the option to draw up to C$5 million per month to support business needs and delever its capital structure over time.

  Operational Flexibility: The Amended Note will provide HEXO with immediate operational flexibility by modifying the terms to be more favourable to HEXO. This includes eliminating the monthly redemption feature, amending the financial covenants and extending the maturity by three additional years. These amendments limit shareholder dilution moving forward and remove the going concern risk that acted as an overhang on the business for the past several quarters. The terms of the transaction unlock US$80 million of previously restricted cash which, when combined with the Standby Commitment, provides HEXO with significant liquidity to invest in organic growth initiatives.

  Substantial Synergies: The Commercial Agreements are expected to deliver significant cost synergies, and will target combined cost savings of up to U.S.$80 million within two years of the completion of the Transaction. The two companies have been working together to evaluate cost saving synergies as well as other production efficiencies, including with respect to cultivation and processing services, and certain cannabis 2.0 products, including pre-rolls, beverages and edibles, and shared services and procurement.

  Increases Product Breadth and Commitment to Innovation: Leveraging both companies’ commitment to innovation, brand building and operational efficiencies, HEXO and Tilray will share expertise in order to strengthen market positioning and capitalize on opportunities for growth through a broadened product offering and new innovation.

Transaction Summary
Under the terms of the Transaction Agreement, Tilray Brands has agreed to acquire 100% of the remaining outstanding principal balance, currently US$193 million, of the Amended Note originally issued by HEXO to HTI, subject to certain conditions described below. As consideration for Tilray Brands’ purchase of the Amended Note, Tilray Brands will pay HTI 95% of the principal for the Amended Note that will be outstanding at closing (the “Purchase Price”). Until closing, HTI may continue to redeem the Note pursuant to its terms, however in no event shall the principal of the Amended Note be less than US$160 million prior to the closing of the Transaction.

As consideration for the Amended Note, HEXO will issue to HTI a number of Common Shares equal to (x) 12% of the outstanding principal of the Amended Note as at the closing, divided by (y) US$0.54. In the event this would result in HTI owning more than 9.99% of HEXO’s Common Shares as of the closing (the “Blocker Threshold”), the Company will issue a number of rights exercisable for Common Shares equal to the difference between the number of Common Shares that would have been issued but for the Blocker Threshold and the number of Common Shares actually issued.

The Transaction Agreement provides for, among other things, HEXO’s right to consider, between the date of signature and closing, a proposal that is superior to the Transaction in certain circumstances and a right in favour of Tilray Brands to match any such superior proposal. The Transaction Agreement also provides for the payment by HEXO to Tilray Brands of a termination fee in certain circumstances. In addition, the Transaction Agreement provides that, under certain circumstances, where the Transaction is not completed because of the failure of HEXO to obtain the approval of its shareholders for the Transaction, HEXO would be required to reimburse Tilray Brands’ expenses up to US$3,000,000.

The Transaction Agreement also provides that Tilray Brands will have the right to nominate one director to HEXO’s board of directors as well as one board observer for so long as Tilray Brands holds at least 1% of HEXO’s Common Shares (assuming the conversion of the Amended Note).

Among the various amendments to be made to the Note, the maturity date will be extended by three years to May 1, 2026, providing HEXO with significantly greater financial runway. The Amended Note will bear interest during the term at a rate of 5% per year. During the first year, interest will be payable in cash and during the second to fourth years of the term, the interest can, at HEXO’s discretion, be added to the principal amount of the Amended Note if HEXO meets certain liquidity conditions. The initial conversion price will be C$0.85 (subject to certain adjustments), which, as of April 12, 2022, implies that Tilray Brands would have the right to convert the Amended Note into approximately 37% of the outstanding Common Shares of HEXO (on a non-diluted basis), not including other equity issuances associated with the Transaction at closing. The Purchase Price will be satisfied in cash, common shares of Tilray Brands, or a combination thereof.

Commercial Agreements
The Transaction Agreement provides that HEXO and Tilray Brands will work together to finalize and enter into Commercial Agreements at closing of the Transaction on mutually agreeable terms covering the following key areas:

  Tilray Brands will complete certain production and processing as a third-party manufacturer of products currently manufactured by HEXO;

  HEXO will source cannabis products for international markets, excluding Canada and U.S., exclusively from Tilray Brands; and

  HEXO and Tilray Brands will share costs on a 50:50 basis on facilities optimization activities, procurement, general and administrative costs, including insurance and certain shared services, and certain production and processing activities for straight-edge pre-rolls, edibles and beverages.

The Commercial Agreements will also provide that HEXO pay Tilray Brands a monthly fee of US$1.5 million for advisory services with respect to cultivation, operation and production matters.

Transaction Conditions
The closing of the Transaction is subject to the satisfaction of a number of conditions, including: (i) receipt of approvals from the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market LLC; (ii) receipt of shareholder approval from the HEXO shareholders; (iii) no material adverse effect having occurred in respect of HEXO; and (iv) receipt of all consents and approvals required by any regulatory authorities, including from the Competition Bureau.

The Standby Agreement Summary
The Common Shares will be issued at a 7% discount to the 20 day volume weighted average price of HEXO’s shares on the TSX at the time the demand is made. It is expected that the Common Shares issued to the Standby Party upon each draw will be freely tradeable under applicable securities law. The Company will use the proceeds from the Standby Commitment to fund interest payments under the Note, to fund one or more pre-payments of such Note, as such Note may be amended from time to time, and for general corporate and working capital purposes.

In consideration for providing the Standby Commitment, the Standby Party will, subject to TSX approval, be issued as a commitment fee 7,557,711 Common Shares (the “Initial Commitment Fee Shares”), which, based on the closing price of the Common Shares of $0.72 on the TSX on the date prior to this announcement, represents approximately a 3% commitment fee. Such Common Shares will be subject to a four month and one day transfer restriction in accordance with applicable Canadian Securities Laws. The Standby Party will be entitled to additional Common Shares to the extent the issue price of the Initial Commitment Fee Shares exceeds the trading price of the Common Shares at the time the above noted approvals are received.

Shareholder Meeting
The Transaction and Standby Commitment remain subject to TSX, regulatory and shareholder approval and the Company will not be able to draw upon the Standby Commitment until it receives such approvals. The Company expects to call and hold a meeting of shareholders in the fourth fiscal quarter of 2022 (the “Meeting”) in order to seek approval for various elements of the Transaction and the Standby Commitment. Further details regarding the Transaction, the Standby Commitment and the Standby Agreement will be included in the management information circular to be provided to HEXO shareholders in connection with the Meeting.

The foregoing is only a summary of the Transaction Agreement, the Amended Note and the Standby Agreement and investors should refer to the full text of the Transaction Agreement, the form of Amended Note and the Standby Agreement that will be filed and will be available in due course under the Company’s profile on SEDAR at www.sedar.com and its EDGAR profile at www.sec.gov.

Transaction Advisors
Lazard is serving as financial advisor, and Norton Rose Fulbright Canada LLP is serving as legal counsel, to HEXO.

Canaccord Genuity Corp. is serving as financial advisor, and DLA Piper (Canada) LLP is serving as legal counsel, to Tilray Brands.

Bennett Jones LLP is serving as legal counsel to KAOS Capital Inc.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"), including with respect to: the expected commercial, financial and strategic benefits as a result of the alliance with Tilray Brands, the conditions of the Transaction Agreement described herein, the timing for the closing of the Transaction, the strengthening of the balance sheet, the Company’s cash flow projections, the expected efficiencies from the Commercial Agreements, the approvals required and the timing thereof, the funding schedule, the issue price of any Common Shares issued under the Standby Commitment, the use of the proceeds from the Standby Commitment, the holding of a shareholder meeting in the fourth fiscal quarter of 2022, and the Company’s growth prospects and strategy. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and six months ended January 31, 2022. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

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